EXHIBIT 21.1

SUBSIDIARIES OF HOMEBANC CORP.

HomeBanc Corp. had the following subsidiaries as of the date of this Report:

NAME	JURISDICTION OF ORGANIZATION
1. BH Mortgage Partners, LLC*	Delaware

2. HMB Acceptance Corp.	Delaware

3. HMB Mortgage Partners, LLC	Delaware

4. HomeBanc Funding Corp.	Delaware

5. HomeBanc Funding Corp. II	Delaware

6. HomeBanc Mortgage Corporation	Delaware

7. HomeBanc Title Partners, LLC**	Florida

*	BH Mortgage Partners, LLC is a joint venture in which HMB Mortgage Partners, LLC owns 51% and Brayson Family Mortgage, LLC owns 49%.
**	HomeBanc Title Partners, LLC is a joint venture in which HomeBanc Mortgage Corporation owns 85% and Security First Title Affiliates, Inc. owns 15%.